Filed by NexTier Oilfield Solutions Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: NexTier Oilfield Solutions Inc.

Commission File No. 001-37988

The following article was published by Hart Energy on June 16, 2023:

MERGERS

Exclusive Q&A: Patterson-UTI, NexTier CEOs Talk Merger, Shale Dominance

Patterson-UTI President and CEO Andy Hendricks and NexTier Oilfield Solutions CEO Robert Drummond discussed the companies’ planned $5.4 billion merger in a Hart Energy exclusive interview.

By Chris Mathews, Hart Energy    Fri, 06/16/2023 - 02:50 PM

Patterson-UTI President and CEO Andy Hendricks and NexTier Oilfield Solutions CEO Robert Drummond discussed the companies’ planned $5.4 billion merger in a Hart Energy exclusive interview. (Source: Hart Energy)

On June 15, Patterson-UTI Energy and NexTier Oilfield Solutions agreed to a combination that will create the largest U.S. shale drilling and completions pure-play company in the energy sector.

The deal, an all-stock merger of near-equals, will result in a new Patterson-UTI with a combined value of $5.4 billion and operations in the Lower 48’s most active shale basins. Patterson-UTI shareholders will own a 55% stake in the expanded company.

The combined company will have a fleet of 172 super-spec drilling rigs, 45 active frac fleets (33 NexTier, 12 Patterson-UTI) and directional drilling services.

Patterson-UTI President and CEO Andy Hendricks, who will remain CEO, and NexTier CEO Robert Drummond, who will become vice chair, joined Hart Energy for an exclusive discussion delving into how deal talks started, their rationale behind the merger and the steps ahead to integrate the company.

Hart Energy: Could you give us some background on looking for a combination or strategic alternative and some of the driving factors behind this merger?

NexTier Oilfield Solutions CEO Robert Drummond (Source: Hart Energy)

Robert Drummond: We had a unique opportunity to name the company when we merged [Keane Group] and [C&J Energy Services]. We went into a pretty detailed process, very difficult, and finally realized a great name would be NexTier—because we’re going to be constantly looking to take the company to the next tier.

So our employees have been accustomed to us doing M&A. We’ve been engaged with advisers for a long time. And with a very healthy balance sheet, we were always able to be a potential second party for a lot of different transactions.

Over the last couple of years, we’ve always looked at Patterson as being a company with a similar culture, a similar mindset about how to invest capital and how to deploy technology, and focused on execution.

[Andy Hendricks] and I talked about it loosely for over a year but never really engaged completely. We felt like, having been in M&A a lot, you can do a small deal and bolt it on, or you can do something that’s transformational like this one.

Being able to choose a partner that was such a good fit with strong leadership, we felt comfortable that we would be a lot stronger together than we would be separately. So really it was a pretty easy decision for me.

Our board was quick to say the same thing, our advisors were able to put it together and show us that it was a very good deal for our shareholders. I’m just really happy that we were able to bring it together.

Andy Hendricks: Like Robert said, we talked off and on for a while—not seriously, but to discuss, ‘What’s the potential? Could it work? Could it fit?’

For us, it wasn’t quite the right time. We were in the process of ramping up activity real quick. Our own team was kind of reorganizing on the pressure pumping side to improve what they were doing. We had to have the right time for us as a company, and it really had nothing to do with the market timing.

Some people are seeing this as, ‘Oh, well the market’s kind of soft so two companies are getting together.” We’d be doing this right now if the market was ramping up. It was really more about where we were in our journey, where they were in their journey, and when was the right time to put the two companies together.

Patterson-UTI President and CEO Andy Hendricks (Source: Hart Energy)

HE: I was curious if you can elaborate much on just how challenging it was to come up with the 55/45 split?

AH: The 55/45 was really based on the companies’ market caps, and so that was kind of straightforward math there. It was really more of a discussion, okay, what is the governance look like? What is management going to look like going forward? And trying to find some balance in the system on a merger of equals. That’s where we had a lot of discussions.

Then, is this really going to be beneficial for shareholders? At the end of the day, we decided it is. I mean you look at how the combination of the two companies — with the synergies and all the free cash flow — we’re going to be one of the highest free cash flow yielding companies in all of oilfield services.

RD: A lot of our investors had been telling us that our market cap was almost a little bit too small to be able to get the size investment they wanted to put in the company. This is the biggest pure-play shale play company.

If you’re going to make an investment in shale, the combined $5.5 billion enterprise value company is twice as big as anything else out there that gives investors the opportunity to take a large position in [the company]. That was also a driver for our board.

HE: In that vein, what’s most important? Is it building that overall scale or is it also balancing out the drilling and completion strengths?

AH: Drilling, there’s a few things. We have a strong franchise, 45-year-old franchise in drilling. NexTier’s built a really good franchise in pressure pumping. Our Universal name dates back to 1980. So putting our completions and their completions together is going to be a powerful force.

We’ve had to manage ours a little different because we have multiple segments. Where they were really focused on well completions. They built out wire line, they built out power systems, they built out logistics to support all this.

You take our 12 active spreads and then you layer in everything that they’ve done on the well completion side, and that only enhances what our 12 active spreads do.

RD: Patterson-UTI had built a strong digital operating system, not unlike our NexHub [Digital Center]. Our NexHub has been focused on completions and all the logistics around completions. And of course Andy’s is focused on mostly on the drilling side.

And I think there’s a lot of synergies that we’re yet to realize there what the potential really can be. So I’d say technology has got a big play here that will materialize over time.

HE: Are you expecting more services consolidation? Do you see a wave potentially happening? If so, would PTEN look to continue to be a consolidator?

AH: Well, I’m not sure if we see a wave. I mean, Robert and I have been talking off and on for over a year. So this is not like we woke up and said ‘let’s put the companies together. ‘

That’s how a lot of these things happen. When we did the deal and acquired Seventy Seven Energy [in 2017], that was over a few years as well. So these things don’t happen right away, and I don’t think it necessarily triggers a wave.

If you look at some of the other companies that are out there, I think they’re going to have more challenges trying to figure out who they’re going to partner with.

I’m really excited that Robert and I were able to land this the way we did and we could pick who we partner with. We didn’t get forced into something. And the others, if they want to do something, it may not be their partner of choice. So I don’t anticipate a wave. As to whether we do any more M&A, both of our companies have a history of M&A, so it’s hard to say we’re never going to do anymore, but we’ll keep you posted as we continue to look at things. But right now we’ve just been focused on this one.

HE: How do you expect the whole integration process to go?

RD: I think that process is something that we both have good playbooks on and a very good track record of being able to deliver. Capturing some of the synergies associated with it, but also culturally bringing the two companies together so that you have the blend of the best of the talent for both. I think that when it comes to the completion side of the business, Andy described it very well. The well site integration strategy that NexTier had has been core to our performance and it’s very easy to scale that around additional frack fleets.

That was what we did with the Alamo acquisition we got a couple years ago. And the same thing with the C&J-Keane merger before that.

I would also point out that one of the things that brought us together, from my perspective, was that we both had been moving towards natural gas a power source. A better economics around the fuel costs, as well as a smaller environmental footprint. And that was very attractive from a person running a frac business because the Universal fleet will be about 75% natural gas fueled at the end of the year, and ours is about the same.

(Source: Patterson-UTI)

HE: You beat me to my next question: I was going to ask how important emissions reductions were in this?

RD: I appreciate that question because they are important, especially when it’s the right thing to do, and that the economics around it create value. With a frack fleet, you burn… as much as $50 million a year in fuel.

If you go to natural gas, you can capture an arbitrage of up to $10 [million], maybe even $15 million dollars annually per fleet in savings. So we’ve been reinvesting that kind of value to continue to convert diesel-powered pumps to dual-fuel pumps that allow us to do that. Then emissions just come right along with it.

So it’s a win-win, really: Customers win, we win and environment wins.

AH: Patterson-UTI for years has had a leadership position across multiple service lines, especially in drilling where we have 100% natural gas engines. We do high line power, we have the EcoCell lithium battery hybrid solution.

We’re real excited about bringing NexTier together with our completions because we’ve been running a lot of dual fuel and they’ve been running a lot of dual fuel. They’re looking at electric frac. We’ve been looking at turbine direct drive. So we’ve all been working on technologies and putting all those efforts together is going to be big across all our platforms. We have a lot of expertise.

HE: Obviously equipment can move and does, but does geography factor into this merger much at all? I know there’s a Latin American component as well.

AH: Latin America, for us, is drilling. We have the rigs in Colombia, we may end up with a rig in Ecuador. I won’t say that we’re going to rush to put pumping down in Latin America right now.

When you look at the geographical overlap in the U.S. that we have, there’s some real opportunities to consolidate some facilities or reorganize how we do things in different basins. Maybe we concentrate pumps in one facility, blenders in another, electronics in another, things like that to be more efficient on how we do things—especially in the Permian where we’re all going to be so large.

But we’re all still busy, too. There’s been a little bit of a softening in the rig market, but you look at our rig count. We’re down from 132 … to 125. That’s not actually a big drop for us. And pumping follows all our rigs. Even if there’s a little bit of white space in the calendar on the pumping side, we’re all still busy.

RD: That’s a good point. All the frac fleets are fully deployed between both companies.

HE: What were some of the considerations that made this deal make sense now versus when you first started talking about it? What has changed in the market, or more broadly for the sector?

AH: Like I said, this is not market driven but more of a where we are as companies on our journeys. I think one of the things is we both started looking at new technology. There’s a big opportunity to make sure that we’re not overlapping each other and spending more than we need to spend, and instead we can pull those efforts together.

RD: We believe there’s going to be a path to helping our customers make tier-two wells into tier-one wells over time. Technology has continued to do that over time. Some of the drilling things that Patterson’s doing with U-shaped wells and being able to get right up against the boundary lines or lease line to get more of a drainage of the reservoir.

This is how big data and data analytics are going to come into play over time. The two of us together, technically, it’s going to be really strong. We’re going to be in the core of helping the E&Ps get to where they want to go.

AH: You’ve heard a number of E&Ps say we want to get more productivity out of wells when we drill them—a higher percentage of recoverable. Combining our efforts and what we do on engineering, not just equipment but engineering, that we look at on the subsurface, it helps put us in a leadership position to be able to help E&Ps improve their recovery.

(Source: Patterson-UTI, NexTier)

HE: How does consolidation in the E&P space impact your outlook for the combined company?

RD: There’s a lot of different kind of players. There’s big market cap guys, there’s [international oil companies] even, and there’s smaller independents. Some are proving up plays to be able to sell to the bigger guys. But it’s all kind of consolidating toward the end user who is going to be the one that has to go get the molecules out of the ground.

As things are consolidated towards the bigger — the guy who knows he’s going to be the one developing the reservoir fully becomes more and more a technology play … using the technology to make sure you get maximum recovery from the well and the maximum return.

This plays to the strength of companies like NexTier and Patterson for the reasons we were referring to earlier. We have all different kinds of customers in our portfolio, but the big parts of it are for customers who are going to be doing the development, ultimately.

AH: When you look at some of the announcements that we’ve seen this year, a lot of them are pretty small, private equity-backed E&Ps that just drill a few wells and try to prove up their acreage. Then, that acreage gets in the hands of a larger player that wants to do a full on development, and that’s what we do.

We’re not out there with SCR [silicon-controlled rectifier] rigs or mechanical rigs just doing some horizontals to prove up acreage. We’re operating high spec, super spec rigs and high performing frac equipment for people doing development work.

It really plays into our strengths I think, because that acreage lands with those entities that really are doing the development, as Robert said. And if you’re following E&P, there’s always some spinoffs of property. There’s always a restart with some of these to do it again, and it just keeps happening.

HE: You all drill and complete wells almost every day and have really good insights into what’s happening on the ground. What is your outlook for the longevity of the Permian, and when is this expected plateau that we could see?

RD: I’ve got a strong opinion about this one. In fact, so strong that I got both of my daughters into the industry who are working in this arena as professionals.

I think it’s going to be for a lifetime. Tier-one’s being consumed a bit more, maybe a bit faster than they thought. It’s always tier-two moving to tier-one, and tier-three moving to tier-two. If you quit betting on technology and the capabilities, you’d be wrong every single time up until now.

So personally, as a petroleum engineer … in this thing nearly 40 years, I completely believe that we will be doing this from now on.

AH: When you look at the Permian, the Permian geologically is the gift that keeps on giving. Technology is going to continue to enhance what we do in the Permian. And when you look at the risk profiles of places to invest around the world, the Permian is still one of the best risk profiles for an E&P that looks around the world.

There’s just so many positives about the Permian, and technology will continue to influence how we get production out of there.

Yes, the IEA [International Energy Agency] is forecasting by the end of the decade that we’re going to reach a peak in oil, but it doesn’t come off after that. If you actually look at the IEA’s chart, it gets to a peak and then it’s flat on demand until 2050. Well that’s a long time. So the world still needs oil and gas.

For the United States, the Permian is a huge geological structure that still contains a lot of oil and we’re still learning how to get it out. When I started the industry, a well in the Permian produced 2.5 bbl/d, and look where we are today. Technology will keep moving that needle.

Forward-Looking Statements

This communication, including the exhibits hereto, contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that NexTier or Patterson-UTI expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “would,” “may,” “plan,” “will,” “guidance,” “look,” “goal,” “future,” “build,” “focus,” “continue,” “strive,” “allow” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the expected closing of the proposed transaction and the timing thereof and as adjusted descriptions of the post-transaction company and its operations, strategies and plans, integration, debt levels and leverage ratio, capital expenditures, cash flows, synergies, opportunities and anticipated future performance, including the composition of the management team post-transaction, an expected accretion to earnings and free cash flow, increase in value of tax attributes, and expected impact on EBITDA. Information adjusted for the transaction should not be considered a forecast of future results. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication including, but not limited to, (i) the competitive nature of the industry in which NexTier and Patterson-UTI conduct their business, including pricing pressures; (ii) the ability to meet rapid demand shifts; (iii) the impact of pipeline capacity constraints and adverse weather conditions in oil or gas producing regions; (iv) the ability to obtain or renew customer contracts and changes in customer requirements in the markets NexTier and Patterson-UTI serve; (v) the ability to identify, effect and integrate acquisitions, joint ventures or other transactions; (vi) the ability to protect and enforce intellectual property rights; (vii) the effect of environmental and other governmental regulations on NexTier’s and Patterson-UTI’s operations; (viii) the effect of a loss of, or interruption in operations of, one or more key suppliers, including resulting from product defects, recalls or suspensions; (ix) the variability of crude oil and natural gas commodity prices; (x) the market price and availability of materials or equipment; (xi) the ability to obtain permits, approvals and authorizations from governmental and third parties; (xii) NexTier’s and Patterson-UTI’s ability to employ a sufficient number of skilled and qualified workers to combat the operating hazards inherent in NexTier’s and Patterson-UTI’s industry; (xiii) fluctuations in the market price of NexTier’s and Patterson-UTI’s stock; (xiv) the level of, and obligations associated with, NexTier’s and Patterson-UTI’s indebtedness; and (xv) other risk factors and additional information. In addition, material risks that could cause actual results to differ from forward-looking statements include: the inherent uncertainty associated with financial or other projections; the prompt and effective integration of NexTier’s businesses and the ability to achieve the anticipated synergies and value-creation contemplated by the proposed transaction; the risk associated with NexTier’s and Patterson-UTI’s ability to obtain the approval of the proposed transaction by their shareholders required to consummate the proposed transaction and the timing of the closing of the proposed transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all and the failure of the transaction to close for any other reason; the risk that a consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; unanticipated difficulties or expenditures relating to the transaction, the response of business partners and retention as a result of the announcement and pendency of the transaction; and the diversion of management time on transaction-related issues. All such factors are difficult to predict and are beyond NexTier’s or Patterson-UTI’s control, including those detailed in NexTier’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that are available on NexTier’s website at www.nextierofs.com and on the website of the Securities and Exchange Commission (the “SEC”) at www.sec.gov, and those detailed in Patterson-UTI’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that are available on the website of the SEC. All forward-looking statements are based on assumptions that NexTier and Patterson-UTI believe to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and neither NexTier nor Patterson-UTI undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Important Additional Information Regarding the Merger of Equals Will Be Filed With the SEC

In connection with the proposed transaction, Patterson-UTI intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of NexTier and Patterson-UTI that also constitutes a prospectus of Patterson-UTI. Each of NexTier and Patterson-UTI also plan to file other relevant documents with the SEC regarding the proposed transaction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Any definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of Patterson-UTI and NexTier. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and stockholders will be able to obtain free copies of these documents (if and when available) and other documents containing important information about NexTier and Patterson-UTI, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by NexTier will be available free of charge on NexTier’s website at www.nextierofs.com or by contacting NexTier’s Investor Relations Department by phone at (346) 242-0519. Copies of the documents filed with the SEC by Patterson-UTI will be available free of charge on Patterson-UTI’s website at www.patenergy.com or by contacting Patterson-UTI’s Investor Relations Department by phone at (281) 765-7170.

Participants in the Solicitation

NexTier, Patterson-UTI and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of NexTier is set forth in its proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on April 28, 2023, and NexTier’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on February 16, 2023. Information about the directors and executive officers of Patterson-UTI is set forth in Patterson-UTI’s proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on April 11, 2023, and Patterson-UTI’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on February 13, 2023. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from NexTier or Patterson-UTI using the sources indicated above.

No Offer or Solicitation

This document is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.